Exhibit 23.1

Consent of Independent Auditors

The Board of Directors
First Community Bancorp:

We consent to incorporation by reference in the registration statement on Form S-8 of First Community Bancorp of our report dated August 18, 2000, relating to the consolidated balance sheets of First Community Bancorp and subsidiaries (the Company) as of December 31, 1999 and 1998 and the related consolidated statements of earnings, shareholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 1999, which report appears in the registration statement on Form S-4 (registration number 333-47242) of First Community Bancorp filed on November 6, 2000.

KPMG LLP

San Diego, California
January 31, 2001